October 7, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	StrikeForce Technologies, Inc.
Offering Statement on Form 1-A as Amended Filed July 13, 2020; Amended September 11, 2020 File number: 024-11267

Ladies and Gentlemen:

StrikeForce Technologies, Inc., a Wyoming corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated August 7, 2020. Our responses are numbered to match the comment number listed in that correspondence letter.

Amendment No. 1 to Form 1-A filed September 11, 2020

Notes to the Consolidated Financial Statements

Basis of presentation and principles of consolidation, page 21

1. We note your response to prior comment 13. Please address the following additional comments.

•	Refer to your ASC 810-10-15-14 analysis. Please explain to us in further detail how you reasonably determine that there is no equity at risk at BlockSafe. In addition, please explain how you determine the equity holders possess the three characteristics and therefore Blocksafe is a VIE. In that regard, please clarify what interests other than equity interest would allow the holders to possess these characteristics.

•	Please tell us and disclose whether a voting arrangement or agreement is in place between you and your affiliates so as to allow the voting in concert or in a block.

•	If BlockSafe is properly considered a VIE, please present certain assets and liabilities of the VIEs separately on the face of your consolidated balance sheets. Reference ASC 810-10-45-25. In addition, please disclosed the carrying amounts and classification of the VIE’s assets and liabilities in the statement of financial position that are consolidated in accordance with the Variable Interest Entities Subsections, including qualitative information about the relationship(s) between those assets and liabilities. Refer to ASC 810-10- 50-3.

1090 King George’s Post Rd., Suite 603	Tel. (732) 661-9641
Edison, NJ 08837	Fax (732) 661-9647
www.sftnj.com

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Response

•	The Company’s 49% equity interest in BlockSafe Technologies, Inc. (“BlockSafe”) and the Company’s management agreement with BlockSafe create a variable interest in BlockSafe. On December 1, 2017, (date of formation of BlockSafe) and on January 8, 2018, (date of inception of the management services agreement), the amount of BlockSafe’s equity was zero. BlockSafe did not have any assets, did not have any liabilities, did not have any equity, could not finance its activities without additional subordinated financial support, did not have at least as much equity invested as other entities that hold similar assets and operate with no additional subordinated financial support, and the amount of equity did not exceed the estimate of BlockSafe’s expected losses based on reasonable quantitative evidence. Accordingly, the Company reasonably determined that BlockSafe did not have sufficient equity at risk.

ASC 810-10-15-14 outlines two basic conditions, either of which renders an entity a variable interest entity and places it within the scope of the VIE consolidation guidance. These two conditions are that the equity at risk is not sufficient and the holders of the equity lack any of the three characteristics of equity investors.  As described above, it was determined that BlockSafe did not have sufficient equity at risk and therefore it was a VIE and our ASC 810-10-15-14 analysis can stop at this point.  We determined that the equity holders of BlockSafe as a group do not lack the power to direct the activities of BlockSafe and there are no other decision-makers with a variable interest in BlockSafe. The equity holders of BlockSafe as a group do not lack the obligation to absorb the expected losses of BlockSafe, and the equity holders of BlockSafe do not lack the right to receive the expected residual returns of BlockSafe.  Accordingly, BlockSafe would not be a VIE under these three characteristics of equity investors.  However, as BlockSafe did not have sufficient equity at risk, the analysis that BlockSafe is not a VIE under the three characteristics of equity investors does not change our conclusion that BlockSafe is a VIE.

•	BlockSafe is owned 49% by the Company, and 31% by three executive officers of the Company. The Company and its affiliates do not have a voting arrangement or agreement in place so as to allow the voting in concert or in a block. Note however that there is a long standing oral agreement between the parties to vote in concert, and that the three executives control 3 shares of the Company’s Series A Preferred Stock, which have voting rights equal to 80% of the total issued and outstanding shares of the Company's common stock. As noted in our response to prior comment 13, the Company considered the guidance of 810-10-25-44 in determining that if it was the party in the group that was most closely associated with BlockSafe, and based on that analysis, the Company concluded that it is the primary beneficiary of BlockSafe.

•	At June 30, 2020 and December 31, 2019, the assets and liabilities of BlockSafe include cash, accounts payable, notes payable, accrued interest, and financing obligation. Going forward, beginning with our September 30, 2020 financial statements, we will add the following disclosure of assets of Blocksafe, the consolidated variable interest entity (VIE), that can be used only to settle obligations of the consolidated VIE and liabilities of BlockSafe for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company.

1090 King George’s Post Rd., Suite 603	Tel. (732) 661-9641
Edison, NJ 08837	Fax (732) 661-9647
www.sftnj.com

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	June 30, 2020	December 31, 2019
Current Assets:
Cash (includes VIE balances of $1,100 and $1,332, respectively)	$122,068	$74,648

Current Liabilities:
Accounts payable and accrued expenses (includes VIE balances of $20,103 and $27,431, respectively)	$1,254,955	$1,115,995
Notes payable (including $2,142,538 and $2,113,824 in default, respectively) (includes VIE balances of $475,000 and $475,000, respectively)	2,365,684	2,237,484
Accrued interest (including $1,378,260 and $1,396,296 due to related parties, respectively)	4,962,132	4,842,215
Financing obligation (includes VIE balance of $1,263,200 and $1,263,200, respectively)	1,263,200	1,263,200

Going forward, beginning with our September 30, 2020 financial statements, we will add the following disclosure to our consolidation policy:

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its subsidiary, BlockSafe Technologies, Inc. (“BlockSafe”).   BlockSafe is owned 49% by the Company and 31% by three executive officers of the Company.  BlockSafe meets the definition of a variable interest entity (“VIE”) and based on the determination that the Company is the primary beneficiary of BlockSafe, BlockSafe’s operating results, assets and liabilities are consolidated by the Company.   Intercompany balances and transactions have been eliminated in consolidation.  At December 31, 2019, noncontrolling interests represents 51% of BlockSafe that the Company does not directly own.  The Company and BlockSafe have a management agreement pursuant to which BlockSafe shall remit a management fee of $36,000 per month to the Company, and when BlockSafe reaches a milestone of $1,000,000 in financing, an additional management fee of $5,000,000 shall be owed to the Company, payable monthly over three years. The management fee is currently eliminated in consolidation.  At September 30, 2020 and December 31, 2020, the amount of VIE cash on the accompanying consolidated balance sheets can be used only to settle obligations of BlockSafe, and the amounts of VIE accounts payable, VIE Notes Payable, VIE Accrued Interest, and VIE Financing Obligation have no recourse to the general credit of the Company.

1090 King George’s Post Rd., Suite 603	Tel. (732) 661-9641
Edison, NJ 08837	Fax (732) 661-9647
www.sftnj.com

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Business, page 30

2. We note your response to prior comment 7. Please further clarify the basis for your belief that Cyber Safety will exercise its option to purchase GuardedID in light of the fact that you have not generated any revenue from Cyber Safety for the six months ended June 30, 2020. Please also clarify whether there are ongoing negotiations or whether you have entered into further agreements regarding the exercise of the purchase option.

We have noted your comment and modified the disclosure to include the following:

Management believes Cyber Safety will exercise its option to purchase GuardedID based on ongoing constructive discussions with Cyber Safety. There have been no new negotiations with them in regard to the exercise of the option, but there are continuing discussions with them in regards to some of their large contracts, such as with Fiserv/First Data and AON Insurance. The option remains open until September 30, 2022 and Cyber Safety, to our knowledge, is still contemplating the exercise of the option.

3. We note your response to prior comment 8. Please disclose the material terms of your agreements with Digital River including the term and any termination provisions.

We have noted your comment and modified the disclosure to include the following:

Digital River is a reseller of certain software products (ProtectID®, GuardedID® and MobileTrust®) provided by the Company pursuant to a Reseller Agreement that has been in place since September 26, 2006. ProtectID® is an Out-of-Band Authentication product that provides application security. GuardedID® is a keystroke encryption product that stops keylogging in real time and MobileTrust® is an Android and Apple phone application, with its own keyboard to stop keylogging. The Reseller Agreement  is perpetually renewed on a year by year basis unless terminated in writing sixty (60) days prior to each annual renewal date or, in general, for a breach of the Reseller Agreement. Upon termination, any outstanding obligation will be accelerated to thirty days from the termination date.

1090 King George’s Post Rd., Suite 603	Tel. (732) 661-9641
Edison, NJ 08837	Fax (732) 661-9647
www.sftnj.com

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Exhibits

4. We note your response to prior comment 4. Please revise your subscription agreement to clarify that the exclusive forum provision does not apply to claims under the Securities

Act and the Exchange Act.

We have noted your comment and modified the provisions for Governing Law on the form of Subscription Agreement to clarify the limitations on the exclusive forum.

The Company hereby acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Kay

Mark Kay

Chief Executive Officer

1090 King George’s Post Rd., Suite 603	Tel. (732) 661-9641
Edison, NJ 08837	Fax (732) 661-9647
www.sftnj.com

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